SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

September 12, 2012

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Materials for the Extraordinary General Meeting of Shareholders.

Rosh Ha’ayin, Israel
September 12, 2012

PARTNER COMMUNICATIONS COMPANY LTD.

NOTICE OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that a general meeting of shareholders constituting an Extraordinary General Meeting (the “EGM”) of Partner Communications Company Ltd. (the “Company”, “Partner” or “we”) will be held on Wednesday, October 17, 2012 at 10:00 a.m. (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel or at any adjournment thereof.

It is proposed at the EGM to adopt the following resolutions:

(1)
to approve the re-appointment of Mr. Barry Ben-Zeev (Woolfson) as an external director (Dahatz), to approve his remuneration, and to approve that no change is made to his existing indemnification letter and D&O insurance policy, which continue in full force and effect.

The vote of the holders of a majority of the Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), participating at the EGM and voting on the matter will be required for the approval of item no. 1 on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting "Controlling Parties" (as stated in the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”)) in the Company, or these having a Personal Interest (as defined in the Israeli Companies Law) in the appointment approval (other than a Personal Interest not resulting from relations to the Controlling Party) participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

Only shareholders of record at the close of business on September 19, 2012 (the “Record Date”) will be entitled to participate in and vote at the EGM, subject to the restrictions in the Company’s Articles of Association, as set forth in the attached Proxy Statement. All shareholders are cordially invited to attend the EGM in person.

 The Israeli Companies Regulations (Deeds of Vote and Position Notices) of 2005 state that shareholders who will not attend the EGM in person may vote with respect to item no. 1 on the agenda by completing the second part of a Hebrew form of Deed of Vote (ktav hatzba'a). For the shareholders' convenience, an English convenience translation of the Deed of Vote is included. Under such regulations, the shareholders may also submit a position notice (hodaat emda) to the Company’s office (envelope marked clearly as “position notice”, to the Company’s Acting Chief Legal Counsel and Company Secretary, at the address stated above) in respect of item  no. 1 on the agenda, no later than ten days following the Record Date (September 29, 2012). The deadline for submission of the Board of Directors’ response to such position notices is October 4, 2012. The Hebrew form of the Deed of Vote and position notices (if any) are available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il; and a convenience translation of the documents into English is available on Form 6-K at the U.S. Securities and Exchange Commission’s EDGAR System http://www.sec.gov/edgar.shtml.

Shareholders who will not attend the EGM in person are requested to complete, date and sign the aforementioned form of Deed of Vote (either the English or the Hebrew version) distributed herewith and to return it promptly (and in any event at least seventy two hours prior to the time of the EGM) to the Company at its address above.

The Company’s Articles of Association also allow shareholders registered in the Company’s Shareholders Register to appoint a proxy to vote in their stead (whether personally or by means of a Deed of Vote) at the EGM, by means of a Deed of Authorization in the form attached to this Proxy Statement, so long as the Deed of Authorization is delivered to the Company at least seventy two hours prior to the time of the EGM. Shareholders may revoke their Deeds of Authorization by written notice received at the offices of the Company prior to the commencement of the EGM, and vote their shares in person.

Two or more shareholders holding Ordinary Shares conferring in the aggregate at least one-third of our voting rights, present in person or by proxy at the EGM, or who have delivered to the Company a Deed of Vote, will constitute a lawful quorum at the EGM. Should no lawful quorum be present one half hour following the time set for the EGM, the EGM shall be adjourned to Wednesday, October 24, 2012, at the same time and place.

A shareholder is entitled to contact the Company directly and receive the text of the Deed of Vote (ktav hatzba'a) and the Position Notices (hodaot emda).

A shareholder, whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. (the “Exchange”), is required to prove his share ownership to vote at the EGM. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that Exchange member and is entitled to receive the ownership certificate in the branch of the Exchange member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account.

A shareholder, whose shares are registered with an Exchange member, is entitled to receive from the Exchange member who holds the share on the shareholder’s behalf, by e-mail, for no charge, a link to the text of the Deed of Vote and to the Position Notices posted on the Israel Securities Authority website, unless the shareholder notified that the shareholder is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

Copies of the proposed resolutions are available at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, every business day from 9 a.m. to 5 p.m. (Israel time), following coordination at telephone number +972-54-7814191.

By Order of the Board of Directors YONIT RAVIV, ADV. Acting Chief Legal Counsel and Company Secretary

PARTNER COMMUNICATIONS COMPANY LTD.

8 Ha’amal Street

Rosh Ha’ayin 48103, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), including holders of American Depositary Shares (each representing one Ordinary Share, the “ADSs”) of Partner Communications Company Ltd. (the “Company”, “Partner” or “we”) in connection with the solicitation by the Board of Directors of proxies for use at a general meeting of shareholders constituting an Extraordinary General Meeting (the “EGM”), to be held on Wednesday, October 17, 2012 commencing at 10:00 a.m. (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, or at any adjournment thereof.

It is proposed at the EGM to adopt the following resolutions:

(1)
to approve the re-appointment of Mr. Barry Ben-Zeev (Woolfson) as an external director (Dahatz), to approve his remuneration, and to approve that no change is made to his existing indemnification letter and D&O insurance policy, which continue in full force and effect.

A form of a Deed of Vote (English and Hebrew versions) for use at the EGM (either the English or the Hebrew version) is distributed herewith. With respect to Item no. 1 on the agenda, the Deed of Vote shall also be deemed as a Deed of Vote (Ktav Hatzba'a) under the Israeli Companies Law of 1999, as amended (the "Israeli Companies Law") and Israeli Companies Regulations (Deeds of Vote and Position Notices) of 2005. Shareholders may withdraw their Deed of Vote by contacting the Company at its address above and duly proving their identity, at least 24 hours prior to the EGM and vote their shares in person. Ordinary Shares represented by any Deed of Vote in the English or the Hebrew version distributed herewith, if properly executed and delivered to the Company at the address above at least seventy two hours prior to the time of the EGM, will be voted as indicated on the form.

In parallel to distribution of this Notice and Proxy Statement, the aforementioned Hebrew version of a Deed of Vote (ktav hatzba'a) per Israeli requirements and an English version of a Deed of Vote will be distributed among the shareholders. The shareholders are requested to send only one version of a Deed of Vote (an English version or a Hebrew version, but not both). If both versions will be sent by shareholders, in case of contradiction between the two versions (as determined by the acting Company’s Secretary), the vote shall be disqualified.

Proxies for use at the EGM are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on September 19, 2012, will be entitled to participate in and vote at the EGM. Proxies are being mailed to non-registered shareholders on or about September 12, 2012 and will be solicited primarily by mail; however, certain of our officers, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. Partner will bear the cost of the solicitation of the proxies by the Board of Directors, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On September 9, 2012, the Company had outstanding 155,645,708 Ordinary Shares, excluding 4,467,990 treasury shares. The holder of each Ordinary Share is entitled to one vote upon each of the matters to be presented at the EGM.

Registered joint holders of shares should take note that, pursuant to the Articles of Association of the Company, only the first named joint holder of any share shall vote, either in person, by proxy or by Deed of Vote, without taking into account the other registered joint holder(s) of the share. For this purpose, the first named joint holder shall be the person whose name is registered first in the Shareholders Register.

Holders of ADSs are not registered in the Company’s Shareholders Register but may instruct the Depositary, Citibank, N.A., as to the exercise of the voting rights pertaining to the Ordinary Shares evidenced by their ADSs in the manner and to the extent provided in the Depositary Agreement governing the ADSs.

* * * * *

ITEM 1 –

APPOINTMENT OF EXTERNAL DIRECTOR (DAHATZ)

Under the Israeli Companies Law, the Company is required to have at least two external directors (Dahatzim) on its Board of Directors. The Board of Directors of the Company has resolved to propose to the shareholders of the Company to re-appoint Mr. Barry Ben-Zeev (Woolfson) as an external director (Dahatz) of the Company.

The term of office of Mr. Ben-Zeev (Woolfson) as an external director (Dahatz) of the Company expires on October 27, 2012. The Israeli Companies Law allows the appointment of an existing external director (Dahatz) for three terms of three years. Mr. Ben-Zeev (Woolfson) has served one such term and the Board of Directors recommended re-appointing him for one additional term of three years, commencing on October 28, 2012.

Mr. Barry Ben-Zeev (Woolfson) has been an external director (Dahatz) of Partner since October 2009, and he is the chairman of the Audit Committee, and a member the Debt Committee, the Executive (Exco) Committee, the Hedging Committee, the Corporate Governance Committee and the Compensation & Nominations Committee. Mr. Ben-Zeev (Woolfson) has been providing strategic business consulting services since 2009. Mr. Ben-Zeev is also a director on the Board of Directors of the following companies: Ellomay Capital Ltd., Poalim Asset Management UK Ltd., Ben-Zeev (Woolfson) Consultants Ltd. and Hiron-Commerce Investments & Mivnei Ta'asiya Ltd. He served as the Deputy-Chief Executive Officer & Chief Financial Officer of Bank Hapoalim in 2008. He joined the bank in 1976 and served in a variety of senior positions in the branch system and the international division including New York. He served in the following executive positions prior to becoming Deputy-Chief Executive Officer &Chief Financial Officer: Executive Vice President & Head of International Operations during the years 2001-2002, Deputy- Chief Executive Officer & Head of International Private Banking during the years 2002-2006, Chairman of Poalim Asset Management during the years 2001-2006, Chairman of Bank Hapoalim Switzerland  during the years 2002-2006, Deputy Chairman of the Board of Directors of Signature Bank in NY during the years 2001-2002 and Deputy-Chief Executive Officer & Head of Client Asset Management during the years 2006-2007. He also served as a member of the Board of Directors of the Tel Aviv Stock Exchange during the years 2006-2007. He received both his Bachelor’s degree in Economics and his M.B.A from Tel-Aviv University. To the best knowledge of the Company and the Company’s Directors, Mr. Barry Ben-Zeev (Woolfson) is not a “Family Member” (as defined in the Securities Act of 1968) of another “Interested Party” (as defined in clause (1) of the definition in the Securities Act of 1968) in the Company.

The Board of Directors has determined that the board should include at least three directors who are “accounting and financial experts” under the Israeli Companies Law and regulations promulgated thereunder. Mr. Ben-Zeev (Woolfson) was determined by the Board of Directors to be one of the “accounting and financial experts” under the Israeli Companies Law and these regulations. Mr. Ben-Zeev (Woolfson) also qualifies as an independent director according to U.S. law.

Under the Israeli Companies Law and regulations promulgated under the Israeli Companies Law, the Companies Regulations (Rules for the Compensation and Expenses for an External Director) of 2000, as amended (the “Remuneration Regulations”), the remuneration with which we provide our external directors (Dahatzim) requires the approval of shareholders. The Remuneration Regulations allow for several methods of remuneration of the external directors (Dahatzim). The Remuneration Regulations also allow for reimbursement of certain expenses to external directors (Dahatzim).

The Remuneration Regulations recognised the increased burden on, and responsibility of, the external directors (Dahatzim). The Remuneration Regulations allow the Company to remunerate the external directors according to the “relative method”, which is relative to the remuneration that a company pays its “other directors.” The term "other directors" is defined in the Remuneration Regulations. It generally includes directors who are not external directors (Dahatzim) in that company, controlling party directors, directors holding another position in the company, holding a position in that company's controlling party or in an entity controlled by that controlling party, directors who provide additional services on an ongoing basis to that company, the controlling party or to a company controlled by that company's controlling party or directors who receive other remuneration from that company. We wish to continue remunerating Mr. Ben-Zeev according to the "relative method" of remuneration under the Remuneration Regulations by paying Mr. Ben-Zeev the same remuneration that the Company pays its "other directors" and its additional external director (Dr. Michael Anghel). Therefore, we wish to pay Mr. Ben-Zeev, commencing from the date of his re-appointment (October 28, 2012), an annual fee of NIS 180,000 (one hundred and eighty thousand NIS) per annum and an attendance fee of NIS 4,000 (four thousand NIS) per meeting, applicable from the fifth meeting per year (100% thereof for participation in person, 60% thereof by means of communication, or 50% thereof in writing), in each such case, linked to the Israeli Consumer Price Index published for December 2007, but in any event no less than an aggregate amount per annum equal to U.S. $50,000 (U.S. Dollars fifty thousand) previously approved by the shareholders, (the “Remuneration”) plus reimbursement of certain expenses.

The Audit Committee, the Board of Directors and the shareholders of the Company have resolved in 2008 that, in the event options will be granted to Company directors, the Company will grant options to the external directors in a manner complying with the Remuneration Regulations. Such resolution shall continue to apply to Mr. Barry Ben-Zeev (Woolfson).

The Audit Committee and Board of Directors have noted the personal interest of Mr. Barry Ben-Zeev (Woolfson) and, in the event of his re-appointment, approved, and recommended to the shareholders at the EGM to approve, the payment of the Remuneration to Mr. Ben-Zeev and the reimbursement of expenses to him as set forth in the Remuneration Regulations. The Audit Committee and Board of Directors have also approved, and recommended to the shareholders at the EGM to approve, as previously approved by the shareholders, that Mr. Barry Ben-Zeev (Woolfson) will continue to benefit from his existing indemnification letter and the Company's D&O insurance policy, which will continue in full force and effect.

The shareholders of the Company approved the appointment of Dr. Michael Anghel as an external director of the Company until May 7, 2015. He continues to serve as an external director (Dahatz) of the Company without any change.

It is proposed that at the EGM the following resolutions be adopted:

(i)
“RESOLVED, to re-appoint Mr. Barry Ben-Zeev (Woolfson) as an external director (Dahatz) of the Company for one additional term of three years in accordance with the Israeli Companies Law, commencing on October 28, 2012;

(ii)
RESOLVED, to approve the payment of the Remuneration and the reimbursement of expenses as set forth in the Remuneration Regulations to Mr. Barry Ben-Zeev (Woolfson). In the event that options will be granted to Company directors, the Company will grant options to Mr. Ben-Zeev (Woolfson) in a manner complying with the Remuneration Regulations. Mr. Ben-Zeev will  continue to benefit from his existing indemnification letter and the Company's D&O insurance policy, which shall continue in full force and effect; and

(iii)	RESOLVED, that these resolutions are in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating at the EGM and voting on the matter is required for the approval of item no. 1 on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting "Controlling Parties" (as stated in the Israeli Companies Law) in the Company, or these having a Personal Interest (as defined in the Israeli Companies Law) in the appointment approval (other than a Personal Interest not resulting from relations to the Controlling Party) participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

A shareholder shall notify the Company at the address above at least seventy two hours prior to the time of the EGM, whether the shareholder constitutes a "Controlling Party" in the Company or has a Personal Interest in the appointment approval (other than a Personal Interest not resulting from relations to the Controlling Party), as a condition for that shareholder's right to vote and be counted with respect to item no. 1 on the agenda. A shareholder voting, by means of a Deed of Vote, may include such notice with regard to a "Controlling Party" interest or a Personal Interest on the Deed of Vote (to be submitted to the Company at least seventy two hours prior to the time of the EGM).

The Board of Directors recommends a vote FOR
approval of these proposed resolutions

RESTRICTIONS ON VOTING RIGHTS

Partner conducts its operations pursuant to licenses granted to Partner by the Minister of Communications of the State of Israel. Partner’s Articles of Association and, with respect to shareholders other than shareholders of Partner prior to its public offering, Partner’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”) contain provisions that may cause the suspension of voting rights of the holders of Ordinary Shares or ADSs if such voting rights would breach the ownership limits contained in the License. These limits prohibit the transfer or acquisition of 10% or more of Partner’s means of control and acquisition of control of the Company without the consent of the Minister of Communications of Israel, and restrict cross-control and cross-ownership of other mobile telephone operators in Israel, and shareholdings and agreements which may reduce or harm competition (a translation of Sections 21-24 of the License is attached hereto as Annex “A"). Ordinary Shares or Ordinary Shares represented by ADSs held in breach of these limits may be considered dormant shares. Notwithstanding anything to the contrary in this Proxy Statement, dormant shares will not bear any rights to which the holders would otherwise be entitled, other than the right to receive dividends and other distributions to shareholders (including the right to participate in rights offerings). Specifically, the holders of dormant shares will not have voting rights with respect to their dormant shares, nor will they have the right to participate in general meetings of shareholders. Under certain licenses granted, directly or indirectly, to Partner, approval of, or notice to, the Minister of Communications of the State of Israel may be required for holding of 5% or more of Partner's means of control.

Any shareholder seeking to vote at the EGM must notify the Company prior to the vote, or, if the vote is by Deed of Vote, must so indicate on the Deed of Vote, if any of the shareholder’s holdings in Partner or the shareholder’s vote requires the consent of the Minister of Communications due to a breach by the shareholder of the restrictions on the transfer or acquisition of means of control or acquisition of control of Partner, or the provisions regarding cross-ownership or cross-control of other mobile telephone operators in Israel. If a shareholder does not provide such notification, the shareholder shall not vote and, if the shareholder has voted, his or her vote shall not be counted.

By Order of the Board of Directors YONIT RAVIV, ADV. Acting Chief Legal Counsel and Company Secretary

Dated: September 12, 2012

Annex "A"

Translation of Sections 21-24 of the License

Transfer of Means of Control

21.1
A holding of ten percent (10%) or more of any of the Means of Control in the Licensee will not be transferred, either directly or indirectly, either all at once or in parts, unless given the Minister’s prior written consent.

21.2
Non of the said Means of Control, or a part of them, in the Licensee, may be transferred in any way, if as a result of the transfer, control in the Licensee will be transferred from one person to another, unless given the Minister’s prior written consent.

21.3
No control shall be acquired, either direct or indirect, in the Licensee, and no person, whether on his/her own or together with his/her relative or with those acting with him/her on a regular basis, shall acquire in it ten percent (10%) or more of any of the Means of Control in the Licensee, whether all at once or in parts, unless given the Minister’s prior written consent.

21.4	1Cancelled

21.5
2Despite the provisions of sub-clauses 21.1 and 21.3 above, should there occur a transfer or purchase of a percentage of Tradable Means of Control in the Licensee requiring consent under clauses 21.1 and 21.3 (other than a transfer of purchase that results in a transfer of control), without the Minister’s consent having been sought, the Licensee shall report this to the Minister in writing, and shall make an application to the Minister to approve the said transfer or purchase of the Means of Control in the Licensee, within 21 days of the date on which the Licensee became aware of such.

In this Clause 21, “Tradable Means of Control” – Means of Control, including Global or American Depository Shares (GDR’s or ADR’s), or similar certificates, registered for trading on the securities exchange in Israel or overseas, and offered to the public by prospectus, or held by the public in Israel or overseas.

21.6
Neither the entry into an underwriting agreement relating to the issue or sale of securities to the public, the registration for trading on the securities exchange in Israel or overseas, nor the deposit or registration of securities with a registration company or with a depository agent or a custodian for the purpose of registration of GDRs or ADRs or similar certificates relating to the issue or sale of securities to the public shall in and of themselves be considered as a transfer of Means of Control in the Licensee3.

1 Amendment No. 52

2 Amendment No. 3

3 Amendment No. 4

21.7	(a)
Irregular Holdings shall be noted in the Licensee’s members register (the list of shareholders) stating the fact that they are irregular, immediately upon the Licensee’s becoming aware of this, and a notice of the registration shall be given by the Licensee to the holder of such Irregular Holding and to the Minister.

(b)
Irregular Holdings, noted as aforesaid in clause 21.7(a), shall not provide the holder with any rights, and shall be “dormant shares” as defined in Section 308 of the Companies Law 5759-1999, expect in the case of the receipt of a dividend or any other distribution to shareholders (especially the right to participate in an allotment of rights calculated on the basis of holdings of Means of Control in the Licensee, although holdings accumulated as aforesaid shall also be considered as Irregular Holdings), and therefore no action or claim of the activation of a right by virtue of the Irregular Holdings shall have any force, except in the case of the receipt of a dividend or any other distribution as aforesaid.

Without derogating form the generality of the above:

(1)
A shareholder who takes part in a vote during a meeting of shareholders shall advise the Licensee prior to the vote, or in the case of documentary voting on the voting document, whether his holdings in the Licensee or his voting require consent under clauses 21 and 23 of the License or not; where a shareholder does not so advise, he may not vote and his vote shall not count.

(2)
No director of the Licensee shall be appointed, elected or transferred from office by virtue of an Irregular Holding; should a director be appointed, elected or transferred from office as aforesaid, the said appointment, election or transfer, as the case may be, shall be of no effect.

(3)	Irregular Holdings shall not provide voting rights in the general meeting;

For the purposes of this clause:

“Irregular Holdings” – the holding of Tradable Means of Control without the Minister’s consent as required under clause 23, and all holdings of a person holding Tradable Means of Control acting contrary to the provisions of clause 24; for so long as the Minister’s consent under clause 21 has been sought but not yet granted, or whilst there is a situation of breach of the provisions of clauses 23 or 24.

(c)	The provisions of clause 21.7 shall be included in the Articles of Association of the Licensee, including the provisions of clause 21.9, mutatis mutandis.

21.8
For so long as the Articles of Association of the Licensee provide as set out in clause 21.7, and the Licensee acts in accordance with the provisions of clauses 21.5 and 21.7, and for so long as none of the holdings of Founding Shareholders or their Substitutes4  reduces to less than 26% 5 6 7 of all Means of Control in the Licensee immediately prior to the listing of the shares for trade, and for so long as the Articles of Association of the Licensee provide that a majority of the voting power in the general meeting of the Licensee may appoint all members of the Board of Directors of the Licensee, other than external directors required by any law and/or the relevant Exchange Rules, the Irregular Holdings shall not, in and of themselves, give rise to a cause for the cancellation of the Licensee.

'For the purpose of this article: "Founding Shareholders or their Substitutes"- Matbit Telecommunications Systems Ltd., Advent Investment Pte Limited, Matav Investments Ltd and Tapuz Cellular Systems limited Partnership as well as any other entity that one of them has transferred the Means of Control in the Licensee to, with the Minister's consent, before 4.7.2004 (each of the above entities shall be termed "Founding Shareholder"), as well as any other entity that a Founding Shareholder will transfer Means of Control in the Licensee to after 4.7.2004, provided that the Minister gave his written consent that the transferree be considered for this matter as the Founding Shareholder's substitute from the date to be determined by the Minister, including anyone that is an Israel Entity as defined in Article 22A.2, that purchased Means of Control from the Licensee and received the Minister's approval to be considered a founding shareholder or their substitute from the date set by the Minister8. Such consent under this article does not exempt the Licensee from the obligation to receive the Minister's consent for every transfer of the Means of Control in the Licensee that requires the Minister's consent in accordance with any other article in the License.9

21.9	The provisions of clauses 21.5 through 21.8 shall not apply to the founding shareholders or their substitutes.10

4 Amendment No. 25

5 Amendment No. 9

6 Amendment No. 28

7Amendment No. 31

8 Amendment No. 31

9 Amendment No. 25

10 Amendment No. 31

22.	Placing a Charge on Means of Control

Any shareholder in the company that holds the License, or a shareholder in an Interested Party in the same company, is not allowed to encumber his/her shares, in a way that the realization of the charge would cause a change in the ownership in ten percent (10%) or more of any of the Means of Control in the Licensee, unless the charge agreement includes a constraint, according to which the charge cannot be realized without prior consent, in writing, by the Minister.

22A.	Israeli Requirement and Holdings of Founding Shareholders or their Substitutes11

22A.1.
The total cumulative holdings of the "Founding Shareholders or their Substitutes", as defined in Article 21.8, (including anyone that is an “Israeli Entity” as defined in Article 22.2A below, that purchased Means of Control from the Licensee and received the Minister’s approval to be considered a founding shareholder or their substitute from the date set by the Minister), and are bound by an agreement for the fulfillment of the provisions of Article 22A of the License (in this Article they will all be considered “Founding Shareholders or their Substitutes”) shall not be reduced to less than 26% of each of the Means of  Control in the Licensee.

22A.2
The total cumulative holdings of "Israeli Entities", one or more, that are considered as one of the Founding Shareholders or their Substitutes, from the total holdings of Founding Shareholders or their Substitutes as set forth in Article 22A.1 above, shall not be reduced at all times to less than 5% of the total issued share capital and from each of the Means of Control in the Licensee. For this matter, the issued share capital of the Licensee shall be calculated by deducting the number of “Dormant Shares” held by the Licensee.

In this Article-

"Israeli Entity"- for an individual-an Israeli citizen or resident of Israel,  For a corporation- a corporation that was incorporated in Israel and an individual that is a citizen and a resident of Israel, controls the corporation either directly or indirectly, as long as the indirect control shall be only through a corporation that was incorporated in Israel, one or more. However, for the matter of indirect holdings, the Prime Minister and the Minister of Communications may approve holdings through a corporation that has not been incorporated in Israel, as long as the corporation does not directly hold shares in the Licensee, and only if they are convinced that this will not derogate from the provisions of this article. For this matter,  “Israeli citizen”- as defined in the Nationality Law, 5712-1952; “resident”-as defined in the Inhabitants Registry Law, 5725-1965.

For this matter, "Dormant Shares"- as defined in Article 308 of the Companies Law, 5759-1999.

11
Amendment No. 31-Amendment No. 31 will come into effect upon completion of all of the obligations set forth in article 22A and no later than 30 June 2005, in accordance with the Ministry of Communications document 62/05-4031 dated 13 March 2005

22A.3
At least one tenth (10%) of the members of the Board of Directors of the Licensee shall be appointed by the Israeli Entities as set forth in Article 22A.2. Notwithstanding the above-mentioned, for this matter- if the Board of Directors of the Licensee shall consist of up to 14 members – at least one director shall be appointed by the Israeli entities as set forth in Article 22.2A above, if the Board of Directors of the Licensee shall consist of between 15 and 24 members-at least 2 directors shall be appointed by the Israeli entities as set forth in Article 22.2A above and so on and so forth.

22A.4
The Licensee's Board of Directors shall appoint from among its members that have security clearance and security compatibility  to be determined by the General Security Service  (hereinafter: “ Directors with Clearance”) a committee to be designated  "the  Committee for Security Matters", or CSM. The CSM shall consist of at least 4 Directors with Clearance including at least one External Director. Security matters shall be discussed, subject to Article 22A.5, solely by the CSM. A resolution that was adopted or an action that was taken by the CSM, shall have the same effect as a resolution that was adopted or an action that was taken by the Board of Directors and shall be discussed by the Board of Directors only if necessary in accordance with Article 22A.5 and subject to Article 22A.5.

In this article-“security matters”-as defined in the Bezeq Order (Determination of Essential Service Provided by “Bezeq”, the Israeli Telecommunications Company Ltd), 5757-1997, as of March 9, 2005.

22A.5
Security matters that the Board of Directors or the Audit Committee of the Licensee shall be required to consider in accordance with the mandatory provisions of the Companies Law, 5759-1999, or in accordance with the mandatory provisions of any other law that applies to the Licensee shall be discussed, if they need to be discussed by the Board of Directors or the Audit Committee, only in the presence of Directors with Clearance. Directors that do not have security clearance shall not be allowed to participate in this Board of Directors or Audit Committee meeting and shall not be entitled to receive information or to review documents that relate to this matter. The legal quorum for such meetings shall include only Directors with Clearance.

The Licensee may set out in its Articles of Association that an Office Holder, who in the capacity of his position or based on the provisions of the law or the Articles of Association, should have received information or participate in security matter meetings and this was denied him due to Article 22A.5, will be released  from any liability for any claim of breach of  duty of care towards the Licensee, if the breach of duty of care was  a result of his or her inability to participate in the meetings or receive  information.

22A.6	The shareholders at a general meeting shall not be entitled to assume, delegate, transfer or exercise any of the authorities granted to another organ in the company, regarding security matters

22A.7
(a) The Minister shall appoint an observer for the Board of Directors and committee meetings, who has security clearance and security compatibility that will be determined by the General Security Services.

(b) The observer shall be a government employee, qualified to serve as a director, in accordance with Chapter C of the Government Companies Law, 5735-1975.

(c) In addition, and without derogating from any duty imposed on him by any law, the observer shall be bound by confidentiality towards the Licensee, except as the matter may be required  to fulfill his  responsibilities as an observer. The observer shall not act as an observer or in any other capacity for any entity that deals with the provision of telecommunication services and directly competes  with the Licensee, and shall refrain from any conflict of interest between his position as an observer and between the Licensee, excluding conflicts of interest that result from his being a government employee that is fulfilling his responsibilities  as an observer with the Licensee. The observer shall undertake towards the Licensee not to serve as an observer or an office holder, and not to fulfill a position or be employed, directly or indirectly by any  entity that directly competes  with the Licensee or  has a conflict of interest with the Licensee, excluding a conflict of interest that results from his being a government employee that is fulfilling his responsibilities as an observer with the Licensee throughout the duration of his position as an observer with the Licensee and for eighteen months  after he completes this term.

In any case of a dispute regarding a conflict of interest of the observer, the matter shall be decided by the State Attorney General or a person on his behalf.

(d) Notices to Board of Director and committee meetings, including the CSM, shall be sent to the observer and he shall be entitled to participate as an observer in each such meeting.

(e) The observer's entitlement to receive information from the Licensee, shall be the same as a director. If the Licensee believes that certain information that is sensitive business information is not required by the observer in order to fulfill his duties, the Licensee may delay delivery of such information to the observer and shall inform him accordingly. If the observer believes that he should receive such information, the matter shall be decided by the head of the General Security Services.

(f) If the observer believes that the Licensee adopted or is about to adopt a resolution regarding security matters, contrary to the provisions of the License, contrary to Article 13 of the Law or contrary to the provisions of Article 11 of the General Security Services Law, 5762-2002, he shall immediately notify the Licensee in writing. Such a notice shall be sent to the chairman of the Board of Directors and to the chairman of the CSM and adequate time shall be given, under the circumstances of the case, to remedy the breach or to change the resolution, if possible.

22A.8	The provisions of Article 22A of the License shall be adopted in the Articles of Association of the Licensee.

Section C: Cross-Ownership and Conflict of Interests

23.	Prohibition of Cross-Ownership

23.1
The Licensee, an Office Holder or an Interested Party in the Licensee, as well as an Office Holder in an Interested Party in the Licensee, shall not hold, either directly or indirectly, five percent (5%) or more of any Means of Control in a Competing MRT Operator, and shall not serve as an Office Holder in a Competing MRT Operator or in an Interested Party in a Competing MRT Operator; for this matter, “Holding” includes holding as an agent.

23.2
Notwithstanding the provisions of Paragraph 23.1, the Minister may, based upon written request, permit an Office Holder in the Licensee to serve as an Office Holder in an Interested Party in a Competing MRT Operator, or permit an Office Holder in an Interested Party in the Licensee to serve as an Office Holder in a Competing MRT Operator or in an Interested Party in a Competing MRT Operator, if he is satisfied, that this will not harm the competition in MRT Services;  the Minister may condition the granting of such permit on conditions that the Office Holder must fulfill for prevention of harm to the competition as aforesaid.

23.3
Notwithstanding the provisions of Paragraph 23.1, an Interested Party in the Licensee, which is a trust fund, an insurance company, an investment company or a pension fund, may hold up to ten percent (10%) of the Means of Control in a Competing MRT Operator, and an Interested Party in a Competing MRT Operator, which is a trust fund, an insurance company, an investment company or a pension fund, may hold up to ten percent (10%) of the Means of Control in the Licensee, provided it does not have a representative or an appointee on its behalf among the Office Holders of a Competing MRT Operator or of the Licensee, as the case may be, unless it is required to do so by law.

23.4
The Licensee, an Office Holder or an Interested Party in the Licensee, as well as an Office Holder in an Interested Party in the Licensee, will not control a Competing MRT Operator, and will not cause it, by any act or omission, to be controlled by a Competing MRT Operator or by an Office Holder or an Interested Party in a Competing MRT Operator, or by an Office Holder in an Interested Party in a Competing MRT Operator, or by a person or corporation that controls a Competing MRT Operator.

23.5	The rate of indirect holding in a corporation will be a product of the percentage of holdings in each stage of the chain of ownership, subject to what is set out in Paragraph 23.6; for example:

(A)	‘A’ holds 40% in Company ‘B’;

(B)	Company ‘B’ holds 40% in Company ‘C’;

(C)	Company ‘C’ holds 25% in Company ‘D’;

(D)	Therefore, Company ‘A’ holds, indirectly, 4% of Company ‘D’.

23.6
For the matter of this Paragraph and Paragraphs 14.1 (G) (6), (7), (8), (8a), (9) and 21.4, if a certain body (hereinafter: “the Controlling Body”) controls another body that has holdings, directly or indirectly, in the Licensee (hereinafter: “the Controlled Body”), the Controlling Body, and also any other body controlled by the Controlling Body, will be attributed with the rate of holdings in the Licensee that the Controlled Body has, directly or indirectly; according to the following examples:

A.	Direct holdings:

(1)	‘A’ holds 50% in Company ‘B’, and controls it;

(2)	Company ‘B’ holds 50% in Company ‘C’, and controls it;

(3)	Company ‘C’ holds 10% in the Licensee and does not control it;

(4)
Therefore, notwithstanding that ‘A’s’ holdings in the Licensee in accordance with the instructions of Paragraph 5.6 are 2.5%, ‘A’ and also any body controlled by ‘A’ will be deemed as an Interested Party holding 10% in the Licensee.

B.	Indirect holdings:

(1)	‘A’ holds 50% of Company ‘B’ and controls it;

(2)	Company ‘B’ holds 40% of Company ‘C’ and controls it;

(3)	Company ‘C’ holds 40% of Company ‘D’ and does not control it;

(4)	Company ‘D’ holds 40% of the Licensee and does not control it;
(5)
Therefore, ‘A’ and any body controlled by ‘A’ will be regarded as having a holding in the Licensee at the rate of holdings of Company ‘C’ in the Licensee, which is holdings of 16% (according to the method set out in Paragraph 23.5 for the calculation of the rate of indirect holdings in the absence of control), and in this manner, ‘A’ and any body controlled by ‘A’ is an Interested Party in the Licensee.

23.7
If a certain body has indirect holding in the Licensee, through two or more Interested Parties, then for the purpose of its definition as an Interested Party, and for the purpose of determining the rate of holding with regard to this Paragraph, the greatest indirect rate of holding will be taken into account, and also any rate of holding that derives from the chain of holdings through which the said holding body is attributed with the holdings of corporations controlled by it in accordance with the provisions of Paragraph 23.6;  the rates of holdings that derive from two or more chains that will be taken into account as stated above, will be cumulative for the purpose of calculating the rate of holdings.

23.8
The Minister may, in response to a written request, permit an Interested Party in the Licensee to hold, either directly or indirectly, five percent (5%) or more in any of the Means of Control of a Competing MRT Operator, if the Minister is satisfied that this will not harm competition in the MRT field; 12the Minister may condition the granting of the said permit on a condition that the Interested Party in the Licensee or competing MRT Operator is an Interested Party merely by virtue of the provisions of Article 23.6 .

24.	Prohibition of Conflict of Interests

The Licensee, any body in which the Licensee is an Interested Party, an Office Holder in the Licensee or an Interested Party in the company holding the License or an Office Holder in an Interested Party therein, will not be party to any agreement, arrangement or understanding with a Competing MRT Operator, or an Interested Party or an Office Holder in it, or an Office Holder in an Interested Party in a Competing MRT Operator, or any other body in which a Competing MRT Operator is an Interested Party, which are intended to or might reduce or harm competition in anything that pertains to MRT Services, MRT Terminal Equipment or any other Telecommunications Services.

12 Amendment No. 10

[THIS DEED OF VOTE IS A CONVENIENCE TRANSLATION FROM THE BINDING
HEBREW VERSION OF DEED OF VOTE (KTAV HATZBA'A) REQUIRED BY
ISRAELI LAW]

Date: September 12, 2012

Partner Communications Company Ltd.
Deed of Vote

Part I

In accordance with the Companies Regulations (Deeds of Vote and Position Notices) of 2005

Name of the Company: Partner Communications Company Ltd. (the “Company”).

Type, date and place of meeting: Extraordinary General Meeting (the “EGM”) will be held on Wednesday, October 17, 2012 at 10:00 am. (Israel time), at the Company's offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel or at any adjournment thereof. The telephone number for inquiries is +972-54-781-4191.

Pursuant to the Israeli Companies Law of 1999 (the “Israeli Companies Law”) and the Israeli Companies Regulations (Deeds of Vote and Position Notices) of 2005 (the “Deed of Vote Regulations”), shareholders who will not attend the meeting in person may vote with respect to item no. 1 on the agenda by a Hebrew form of deed of vote (ktav hatzba'a) and this item is subject to provisions set forth in the Israeli Companies Law and the Deed of Vote Regulations (the “Regulations Procedure”).

1.
Approval of re-appointment of Mr. Barry Ben-Zeev (Woolfson) as an external director (Dahatz), approval of his remuneration, and approval that no change is made to his existing indemnification letter and D&O insurance policy, which continue in full force and effect.

The term of office of Mr. Ben-Zeev (Woolfson) as an external director (Dahatz) of the Company expires on October 27, 2012. The Board of Directors recommended re-appointing Mr. Ben-Zeev (Woolfson) for one additional term of three years, commencing on October 28, 2012.

Mr. Barry Ben-Zeev (Woolfson) has been an external director (Dahatz) of Partner since October 2009, and he is the chairman of the Audit Committee, and a member of the Debt Committee, the Executive (Exco) Committee, the Hedging Committee, the Corporate Governance Committee and the Compensation & Nominations Committee. Mr. Ben-Zeev (Woolfson) has been providing strategic business consulting services since 2009. Mr. Ben-Zeev is also a director on the Board of Directors of the following companies: Ellomay Capital Ltd., Poalim Asset Management UK Ltd., Ben-Zeev (Woolfson) Consultants Ltd. and Hiron-Commerce Investments & Mivnei Ta'asiya Ltd. He served as the Deputy-Chief Executive Officer & Chief Financial Officer of Bank Hapoalim in 2008. He joined the bank in 1976 and served in a variety of senior positions in the branch system and the international division including New York. He served in the following executive positions prior to becoming Deputy-Chief Executive Officer &Chief Financial Officer: Executive Vice President & Head of International Operations during the years 2001-2002, Deputy- Chief Executive Officer & Head of International Private Banking during the years 2002-2006, Chairman of Poalim Asset Management during the years 2001-2006, Chairman of Bank Hapoalim Switzerland  during the years 2002-2006, Deputy Chairman of the Board of Directors of Signature Bank in NY during the years 2001-2002 and Deputy-Chief Executive Officer & Head of Client Asset Management during the years 2006-2007. He also served as a member of the Board of Directors of the Tel Aviv Stock Exchange during the years 2006-2007. He received both his Bachelor’s degree in Economics and his M.B.A from Tel-Aviv University. To the best knowledge of the Company and the Company’s Directors, Mr. Barry Ben-Zeev (Woolfson) is not a “Family Member” (as defined in the Securities Act of 1968) of another “Interested Party” (as defined in clause (1) of the definition in the Securities Act of 1968) in the Company. Mr. Ben-Zeev (Woolfson) was born on 19.3.1952; I.D. No. 051205508; Citizenship: Israeli; Residing at: 9 Shmuel Shnitser St., Tel-Aviv.

Mr. Ben-Zeev (Woolfson) was determined by the Board of Directors to be an “accounting and financial expert” under the Israeli Companies Law and regulations promulgated thereunder. Mr. Ben-Zeev (Woolfson) also qualifies as an independent director according to U.S. law.

The Company wishes to continue remunerating Mr. Ben-Zeev (Woolfson) according to the "relative method" of remuneration under the Companies Regulations (Rules for the Compensation and Expenses for an External Director) of 2000, as amended (the “Remuneration Regulations”) by paying Mr. Ben-Zeev (Woolfson) the same remuneration that the Company pays its "other directors" and its additional external director (Dr. Michael Anghel). Therefore, we wish to pay Mr. Ben-Zeev (Woolfson), commencing from the date of his re-appointment (October 28, 2012), an annual fee of NIS 180,000 (one hundred and eighty thousand NIS) per annum and an attendance fee of NIS 4,000 (four thousand NIS) per meeting, applicable from the fifth meeting per year (100% thereof for participation in person, 60% thereof by means of communication, or 50% thereof in writing), in each such case, linked to the Israeli Consumer Price Index published for December 2007, but in any event no less than an aggregate amount per annum equal to U.S. $50,000 (U.S. Dollars fifty thousand) previously approved by the shareholders, (the “Remuneration”) plus reimbursement of certain expenses.

The Audit Committee, the Board of Directors and the shareholders of the Company have resolved in 2008 that, in the event options will be granted to Company directors, the Company will grant options to the external directors in a manner complying with the Remuneration Regulations. Such resolution shall continue to apply to Mr. Barry Ben-Zeev (Woolfson).

The Audit Committee and Board of Directors have noted the personal interest of Mr. Barry Ben-Zeev (Woolfson) and, in the event of his re-appointment, approved, and recommended to the shareholders at the EGM to approve, the payment of the Remuneration to Mr. Ben-Zeev and the reimbursement of expenses to him as set forth in the Remuneration Regulations.  The Audit Committee and Board of Directors have also approved, and recommended to the shareholders at the EGM to approve, as previously approved by the shareholders, that Mr. Barry Ben-Zeev (Woolfson) will continue to benefit from his existing indemnification letter and the Company's D&O insurance policy, which will continue in full force and effect.

It is proposed that at the EGM the following resolutions be adopted:

(i)
“RESOLVED, to re-appoint Mr. Barry Ben-Zeev (Woolfson) as an external director (Dahatz) of the Company for one additional term of three years in accordance with the Israeli Companies Law, commencing on October 28, 2012;

(ii)
RESOLVED, to approve the payment of the Remuneration and the reimbursement of expenses as set forth in the Remuneration Regulations to Mr. Barry Ben-Zeev (Woolfson). In the event that options will be granted to Company directors, the Company will grant options to Mr. Ben-Zeev (Woolfson) in a manner complying with the Remuneration Regulations. Mr. Ben-Zeev will  continue to benefit from his existing indemnification letter and the Company's D&O insurance policy, which shall continue in full force and effect; and

(iii)	RESOLVED, that these resolutions are in the best interest of the Company.”

For further details in respect of the item above and the complete wording of the proposed resolutions, kindly see the Proxy Statement distributed with this Deed of Vote by the Company on September 12, 2012.

Place and time for review of the full wording of the proposed resolutions:

The Proxy Statement, distributed with this Deed of Vote, contains the full text of the proposed resolutions and will be available for review at the Company offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, Sunday-Thursday, from 9a.m. to 5p.m. (Israel time) following advanced coordination at telephone number +972-54-7814191, until the time of the EGM, convened to approve the item on the agenda. In addition, the Proxy Statement is available on the websites: www.magna.isa.gov.il and www.maya.tase.co.il; and on the U.S. Securities and Exchange Commission’s EDGAR System http://www.sec.gov/edgar.shtml. The Proxy Statement includes additional information on the content of this Deed of Vote and it is important that the shareholders will also review it.

The required majority:

The vote of the holders of a majority of the Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”) participating at the EGM and voting on the matter is required for the approval of item no. 1 on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting "Controlling Parties" (as stated in the Israeli Companies Law) in the Company, or these having a Personal Interest (as defined in the Israeli Companies Law) in the appointment approval (other than a Personal Interest not resulting from relations to the Controlling Party) participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

Notice of disclosure in respect of Personal Interest and Restrictions under the License:

In the second part of this Deed of Vote there is a designated space for marking and detailing whether a Personal Interest exists in the resolution as set in the Israeli Companies Law. If a shareholder does not so mark or detail, the shareholder’s vote shall not be counted.

Each shareholder is also required to indicate if any of the shareholder’s holdings in Partner or vote requires the consent of the Minister of Communications pursuant to licenses of Partner. If a shareholder does not so mark, the shareholder’s vote shall not be counted.

Validity of the Deed of Vote:

Deed of Vote submitted by shareholders who hold their shares through a member in the Tel-Aviv Stock Exchange (the “Exchange”) will be valid only if accompanied by an ownership certificate. Deed of Vote submitted by registered shareholders shall be valid only if accompanied by a copy of I.D., passport or incorporation certificate.

A Deed of Vote shall be submitted to the Company or mailed by registered mail, so it arrives to the Company’s office no later than seventy two hours prior to the time of the EGM.

The Company’s address for submission of Deeds of Vote and Position Notices is:

Yonit Raviv, Adv., Acting Chief Legal Counsel and Company Secretary, Partner Communications Company Ltd., 8 Ha’amal Street, Rosh Ha’ayin, 48103 Israel (kindly mark clearly "deed of vote" or “position notice” on the envelope).

The deadline for submission of Position Notices and the Board’s response to such Notices are:

The deadline for submission of Position Notices (if any) by the shareholders is: September 29, 2012.

The deadline for submission of the Board of Directors’ response to Position Notices is: October 4, 2012.

The Deed of Vote and Position Notices (if any) are available at the following websites:

Israel Securities Authority website: www.magna.isa.gov.il

Tel Aviv Stock Exchange website: www.maya.tase.co.il

U.S. Securities and Exchange Commission’s EDGAR System (only a convenience translation into English): http://www.sec.gov/edgar.shtml

Receipt of ownership certificates, Deeds of Vote and Position Notices:

A shareholder, whose shares are being held through a stock exchange member, is entitled to receive the ownership certificate in the branch of that stock exchange member or by the mail, if the shareholder requested. Such request shall be made in advance for a particular securities account.

A shareholder, whose shares are being held through an Exchange member, is entitled to receive from the stock exchange member who holds the share in the shareholder’s behalf, by e-mail, with no charge, a link to the text of Deed of Vote and to the Position Notices posted on the Israel Securities Authority website, unless the shareholder notified the Exchange member that the shareholder is not interested in receipt of such link or he is interested in receipt of Deeds of Vote by mail (for charge). Shareholder’s notice in respect of Deeds of Vote shall apply to Position Notices as well.

One or more shareholders holding shares conferring in the aggregate at least five percent of the Company’s voting rights and shareholders holding the same rate of the Company’s voting rights not held by the Company’s "Controlling Party" (as stated in Section 268 of the Israeli Companies Law), are entitled to review the Deeds of Votes as detailed in Regulation 10 of the Deeds of Vote Regulations.

As of September 9, 2012 the amount of shares equivalent to five percent of the Company’s voting rights is: 7,782,285 Ordinary Shares (excluding treasury shares).

As of September 9, 2012, the amount of shares equivalent to five percent of the Company’s voting rights not held by the Company’s Controlling Party (as stated in Section 268 of the Israeli Companies Law) is: 4,207,349 Ordinary Shares (excluding treasury shares).

Marking of Vote in the Deed of Vote:

Shareholder shall mark the shareholder's vote in the second part of this Deed of Vote.

Partner Communications Company Ltd.

Date: _______, 2012

Addendum

Deed of Vote - Part II

In accordance with Regulation 5(a) of the Companies Regulations
(Deeds of Vote and Position Notices) of 2005

Name of the Company: Partner Communications Company Ltd. (the “Company”)
The Company’s address (for submitting and sending Deeds of Vote and Position Papers): Yonit Raviv, Adv., Acting Chief Legal Counsel and Company Secretary, Partner Communications Company Ltd., 8 Ha’amal Street, Rosh Ha’ayin, 48103 Israel (kindly mark clearly "deed of vote" or "position paper" on the envelope)
Company’s registration number: 52-004431-4
Time of the meeting: Wednesday, October 17, 2012 at 10:00 Israel time.
Type of meeting: Extraordinary general meeting
The Record Date: September 19, 2012

Note:

In parallel to distribution of this Deed of Vote, a Hebrew version of a Deed of Vote (ktav hatzba'a) per Israeli requirements will be distributed among the shareholders. The shareholders are requested to send only one version of a Deed of Vote (an English version or a Hebrew version, but not both). If both versions will be sent by shareholders, in case of contradiction between the two versions (as determined by the Company’s secretary), the vote shall be disqualified.

Shareholder’s Details:
Name of shareholder: _______________________________________
I.D. number: ______________________________________________
In case the shareholder does not hold an Israeli I.D.:
Passport number: __________________________________________
The country issuing the passport: _________________
In effect until: ____________________________________________
In case the shareholder is an entity:
Entity registration number: _______________________________
    Country of organization: ___________________________________

Item No.	Subject of the Resolution	Votea			In respect of transaction’s approval pursuant sections 255 and 275 - do you have a “personal interest” in the resolutionb?
		For	Against	Abstain	Yesc	No
1) Approval of re-appointment of Mr. Barry Ben-Zeev (Woolfson) as an external director (Dahatz), approval of his remuneration, and approval that no change is made to his existing indemnification letter and D&O insurance policy.

Regarding the resolution on item no. 1, why do I have a “Personal Interest” in the resolutions?
_________________________________________________________________________________________________________________________________________________________________________* * *
Deeds of Vote submitted by shareholders who hold their shares through an Exchange member (under section 177(1) of the Israeli Companies Law) will be valid only if accompanied by an ownership certificate.

Deeds of Vote submitted by shareholders registered in the Company’s Shareholders Register will be valid only if accompanied by a copy of I.D., passport or organization certificate.

You must mark one of the following two boxes (if an X is not marked in either box, if an X is marked in both boxes, or if an X is marked in the NO box but no number of shares is provided, the vote may be disqualified)d:

☐	Yes. I approve the declaration below.
☐	No. I do not approve the declaration below. I hold, together with others, ________ Ordinary Shares of Partner.

I declare that my holdings and my vote DO NOT require the consent of the Israeli Minister of Communications pursuant to (i) Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”); or (ii)  any other license granted, directly or indirectly, to Partner1.

For your convenience, a translation of sections 21-24 to the License is attached as Annex “A” to the Proxy Statement distributed with this Deed of Vote.

Signature Name (Print): ______________ Title: ___________________ Date: ___________________

1 Under certain licenses granted, directly or indirectly, to Partner, approval of, or notice to, the Minister of Communications of the State of Israel may be required for holding of 5% or more of Partner's means of control.

a If an X is not marked in either column, or if an X is marked in more than one column, the vote shall be considered as an abstention on the relevant item.

b Kindly provide details regarding the nature of the personal interest in the resolution at the designated space below. “Personal Interest” is defined in Section 1 of the Israeli Companies Law as a person’s personal interest in an act or a transaction of a company, including, without limitation, the personal interest of a person's relative and the personal interest of an entity in which the person or the person's relative is an interested party. Holding shares in the applicable company does not give rise to a “Personal Interest.” “Personal Interest” includes, without limitation, a personal interest of a person voting by proxy which was given by another person, even if the other person does not have a personal interest, and a person voting on behalf of a person having a personal interest will be deemed as having a personal interest, whether the voting discretion is in the voter’s hands or not.

c If an X is not marked in either column, or if an X is marked in the “Yes” column and the shareholder does not provide detail regarding the nature of the personal interest, or an X is marked in both columns, the vote shall be disqualified.

d In the event that the shareholder is an “Interested Party”, as defined in the License, voting in a different manner with respect to each part of the shareholder's Ordinary Shares, a separate Deed of Vote should be filed for each quantity of Ordinary Shares in respect of which the shareholder intends to vote differently.

DEED OF AUTHORIZATION

To:           Partner Communications Company Ltd. (the “Company”)

Attn:           Yonit Raviv, Adv., Acting Chief Legal Counsel and Company Secretary

Re:   Extraordinary General Meeting of Shareholders to be held on
            Wednesday, October 17, 2012 (the "Meeting")

I, the undersigned1 _________________________, (Identification No./Registration No. ________________), of ____________________________________________, being a registered holder of ______________________2 Ordinary Shares, par value NIS 0.01 per share (the "Ordinary Shares") of the Company, hereby authorize _________________, Identification No. _______________3, to participate and vote in my stead and on my behalf at the Meeting and in any adjournment of the Meeting of the Company, until I shall otherwise notify you.

I declare and detail in the designated space below whether I have a Personal Interest4 in the resolution: 5

Item No.	Subject of the Resolution	Yes	No
1)
Approval of re-appointment of Mr. Barry Ben-Zeev (Woolfson) as an external director (Dahatz), approval of his remuneration, and approval that no change is made to his existing indemnification letter and D&O insurance policy6.

1 Name of shareholder.

2 A shareholder is entitled to give several Deeds of Authorization, each of which refers to a different quantity of Ordinary Shares of the Company held by the shareholder, so long as the shareholder shall not give Deeds of Authorization with respect to an aggregate number of Ordinary Shares exceeding the total number the shareholder holds.

3 In the event that the proxy does not hold an Israeli Identification number, indicate a passport number, if any, and the name of the country  which issued the passport.

4 Kindly provide details regarding the nature of the personal interest in the resolution, at the designated space after the table (on page 3). “Personal Interest” is defined in Section 1 of the Israeli Companies Law of 1999 (the “Israeli Companies Law”) as a person’s personal interest in an act or a transaction of a company, including, without limitation, the personal interest of a person's relative and the personal interest of an entity in which the person or the person's relative is an interested party. Holding shares in the applicable company does not give rise to a “Personal Interest.” “Personal Interest” includes, without limitation, a personal interest of a person voting by proxy which was given by another person, even if the other person does not have a personal interest, and a person voting on behalf of a person having a personal interest will be deemed as having a personal interest, whether the voting discretion is in the voter’s hands or not.

5 If an X is not marked in either column, or if an X is marked in the "Yes" column and the shareholder does not provide detail regarding the nature of the personal interest, or an X is marked in both columns, the authorization (and the vote thereunder) in respect of this item shall be disqualified.

6 Pursuant to the Israeli Companies Law and the Israeli Companies Regulations (Deeds of Vote and Position Notices) of 2005, shareholders who will not attend the meeting in person may vote with respect to item no. 1 on the agenda by a Hebrew form of deed of vote (ktav hatzba'a) and this item is subject to provisions set forth in the Israeli Companies Law and these regulations.

Regarding the resolution on item no. 1, why do I have a “Personal Interest” in the resolution?

You must mark one of the following two boxes (if an X is not marked in either box, if an X is marked in both boxes, or if an X is marked in the NO box but no number of shares is provided, the vote may be disqualified)7:

☐	Yes. I approve the declaration below.
☐	No. I do not approve the declaration below. I hold, together with others, ________ Ordinary Shares of Partner.

I declare that my holdings and my vote DO NOT require the consent of the Israeli Minister of Communications pursuant to (i) Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”)8; or (ii)  any other license granted, directly or indirectly, to Partner9.

Date: _____________
Signature Name (print):_______________ Title: _____________________

7 In the event that the shareholder is an “Interested Party,” as defined in the License, voting in a different manner with respect to each part of the shareholder's Ordinary Shares, a separate Deed of Authorization should be filed for each quantity of Ordinary Shares in respect of which the shareholder intends to vote differently.

8 A translation of sections 21-24 of the License is attached as Annex “A” to the Proxy Statement distributed with this Deed of Authorization.

9 Under certain licenses granted, directly or indirectly, to Partner, approval of, or notice to, the Minister of Communications of the State of Israel may be required for holding of 5% or more of Partner's means of control.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: September 12, 2012